Exhibit 99.1

Valens Semiconductor Announces CFO Transition

HOD HASHARON, Israel, August 21, 2023 – Valens Semiconductor - (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that after more than eight years of serving as Chief Financial Officer, Dror Heldenberg will be stepping down to pursue other opportunities, effective September 1, 2023. Mr. Heldenberg will continue to advise Valens Semiconductor to support a smooth transition.

Yael Rozenberg Haine, Vice President of Finance, will be appointed Interim Chief Financial Officer, effective September 1, 2023. Ms. Rozenberg Haine is a seasoned finance executive and a 10-year veteran of Valens Semiconductor. Prior to joining the Company in 2013, Ms. Rozenberg served in various finance positions at Broadcom and at Provigent, which was acquired by Broadcom. She started her career at KPMG. Yael holds a BA in Accounting and Economics from Ben-Gurion University in Israel. She has worked side-by-side with Dror on completing the Company’s initial public offering (IPO) and managing all aspects of financial planning and reporting. Valens Semiconductor has launched a search for a permanent Chief Financial Officer.

“Dror has made many important contributions to Valens Semiconductor over the past eight plus years. With his management, we have achieved significant milestones including becoming a public company and listing our stock on the New York Stock Exchange. He also played a pivotal role in shaping our financial strategy to support our growth and our path to profitability,” said Gideon Ben Zvi, Chief Executive Officer of Valens Semiconductor. “I want to thank Dror for his wisdom, professionalism and devotion and wish him all the best in his future endeavors. We are fortunate to have an executive with Yael’s experience and knowledge of the Company and the semiconductor industry to serve as Interim Chief Financial Officer.”

“I’m grateful for the opportunity to have served as Chief Financial Officer of Valens Semiconductor. I’m especially proud of our success in transitioning Valens Semiconductor into a leader in high-performance connectivity for the audio-video and automotive markets, and to have played a key role in our listing on the New York Stock Exchange, and progress executing against the Company’s long-term growth opportunities and journey towards profitability,” said Mr. Heldenberg. “I look forward to continuing to support our incredible team of professionals to ensure a smooth transition, and I wish Valens Semiconductor continued success in the future.”

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-performance video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moira Conlon

Financial Profiles, Inc.

Valens@finprofiles.com

+1-310-622-8220

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

yoni.dayan@valens.com

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